UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-41606

BRERA HOLDING PLC

(Exact name of registrant as specified in its charter)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement.

On January 26, 2023, Brera Holdings PLC (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Revere Securities, LLC, as representative of the underwriters named on Schedule 1 thereto (the “Representative”), relating to the Company’s initial public offering (the “Offering”) of 1,500,000 Class B Ordinary Shares (the “Shares”) of the Company, nominal value $0.005 per share (the “Class B Ordinary Shares”), at an Offering price of $5.00 per share (the “Offering Price”). Pursuant to the Underwriting Agreement, in exchange for the Representative’s firm commitment to purchase the Shares, the Company agreed to sell the Shares to the Representative at a purchase price of $4.65 (93% of the public offering price per share). The Company also granted the Representative a 45-day over-allotment option to purchase up to an additional 225,000 Class B Ordinary Shares at the Offering Price, representing fifteen percent (15%) of the Class B Ordinary Shares sold in the Offering, from the Company, less underwriting discounts and commissions and a non-accountable expense allowance.

The Shares commenced trading on the Nasdaq Capital Market under the symbol “BREA.” The closing of the Offering took place on January 31, 2023. After deducting underwriting discounts and commissions and non-accountable expense allowance, the Company received net proceeds of approximately $6,900,000.

The Company also issued the Representative a warrant to purchase up to 105,000 Class B Ordinary Shares (7% of the Class B Ordinary Shares sold in the Offering) (the “Representative’s Warrants”). The Representative’s Warrants are exercisable at any time from July 26, 2023 to July 26, 2028 for $5.00 per share (100% of the offering price per Class B Ordinary Share). The Representative’s Warrants contain customary anti-dilution provisions for stock dividends, splits, mergers, and any future issuance of ordinary shares or ordinary shares equivalents at prices (or with exercise and/or conversion prices) below the exercise price. The Representative’s Warrant also contains piggyback registration rights in compliance with FINRA Rule 5110.

The Shares were offered and sold and the Representative’s Warrant was issued pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-268187), as amended (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on November 4, 2022, and declared effective by the Commission on January 26, 2023, and the final prospectus filed with the Commission on January 30, 2023 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”). The Shares, Representative’s Warrant and the Class B Ordinary Shares underlying the Representative’s Warrant were registered as a part of the Registration Statement. The Company intends to use the net proceeds from the Offering to purchase acquisition or management rights of football clubs, although the Company does not currently have any definitive plans or commitments for any such acquisitions or investments; continued investment in social impact football; sales and marketing; and working capital and general corporate purposes.

The Underwriting Agreement contained customary representations, warranties and covenants by the Company, customary conditions to closing, indemnification obligations of the Company and the underwriters, including for liabilities under the Securities Act, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

The Company’s officers, directors, and certain stockholders who, prior to the initial public offering, held Class B Ordinary Shares or the Company’s Class A Ordinary Shares, nominal value $0.005 per share (together with the Class B Ordinary Shares, “Ordinary Shares”), have agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any Ordinary Shares or other securities convertible into or exercisable or exchangeable for Ordinary Shares for a period of 12 months without the prior written consent of the Representative.

The Underwriting Agreement and the Representative’s Warrant issued to the Representative are filed as Exhibits 1.1 and 4.1, respectively, to this Current Report on Form 6-K (this “Current Report”), and the description of the material terms of the Underwriting Agreement and the Representative’s Warrant are qualified in their entirety by reference to such exhibits.

Other Events.

On January 27, 2023, the Company issued a press release announcing the pricing of the Offering. On January 30, 2023, the Company issued a press release announcing its acquisition strategy. On January 31, 2023, the Company issued a press release announcing the closing of the Offering. Copies of these press releases are attached hereto as Exhibits 99.1, 99.2, and 99.3, respectively.

Exhibit No.	Description
1.1	Underwriting Agreement, dated as of January 26, 2023, by and between Brera Holdings PLC and Revere Securities, LLC (as representative of the underwriters named therein)
4.1	Representative’s Warrant, dated as of January 31, 2023
99.1	Press Release dated January 27, 2023
99.2	Press Release dated January 30, 2023
99.3	Press Release dated January 31, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2023	BRERA HOLDINGS PLC

	By:	/s/ Sergio Carlo Scalpelli
Sergio Carlo Scalpelli
Chief Executive Officer

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